

September 22, 2022

Timothy Fitzsimmons
Chief Financial and Accounting Officer
CompoSecure, Inc.
309 Pierce Street
Somerset , New Jersey 08873

> **Re: CompoSecure, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2021**
> **Filed March 14, 2022**
> **Form 10-Q for the Quarterly Period Ended June 30, 2022**
> **Filed August 9, 2022**
> **File No. 001-39687**

Dear Mr. Fitzsimmons:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2021

Business, page 7

1. At the top of page 8 you provide your net revenues and Adjusted EBITDA for 2021 and 2020. Please represent to us that in future filings you will balance your disclosure of non-GAAP Adjusted EBITDA by providing the most directly comparable GAAP measure with greater prominence. See Item 10(e)(1)(i)(A) of Regulation S-K and Question 102.10 of the Compliance and Disclosure Interpretations (CDIs) for Non-GAAP Financial Measures, updated April 4, 2018.

2. Please expand on the operation of your Arculus Ecosystem beginning on page 8 by telling us how it functions. In your response, please address the following:
    • Although you do not expect to directly buy or swap cryptocurrencies for your

      customers, tell us where those assets will be stored. Clarify for us whether the crypto-assets will be stored in your Arculus Wallet and, if so, whether they are stored in your app or in the Arculus Cold Storage Wallet.
- Confirm for us that a customer's private key will only be stored in the Aruculus Cold Storage Wallet, or tell us where the private key is stored.
- Tell us what happens if the Arculus Cold Storage Wallet in the form of the Arculus Keycard is lost by or stolen from the customer. Explain whether your system maintains a backup of that information or whether there is any way to retrieve the information stored on the keycard.
- Tell us your consideration of the custody guidance in SAB 121. Explain whether you are obligated under your agreements to safekeep customers' crypto-assets and/or whether you must replace any such assets lost or stolen through breach of or malfunction of the software underlying your system.

Management's Discussion and Analysis of Financial Condition and Results of Operations
Use of Non-GAAP Financial Measures, page 66

3.   In your earnings releases and accompanying presentation materials furnished as exhibits to Item 2.02 Forms 8-K for the periods ended December 31, 2021 and June 30, 2022 filed March 10, 2022 and August 4, 2022, respectively, you disclose Full Year 2022 Guidance for your Adjusted EBITDA without providing a reconciliation to the most directly related GAAP measure. Please represent to us that in future materials furnished on Forms 8-Kyou will include such a reconciliation or, alternatively, a statement that the information could not be presented without unreasonable efforts under Regulation S-K, Item 10(e)(1)(i)(B). Refer to Instruction 2 to Item 2.02 of Form 8-K, Item 10(e)(1)(i)(B) of Regulation S-K and Question 102.10 of the CDIs for Non-GAAP Financial Measures, updated April 4, 2018.

Notes to Consolidated Financial Statements
2. Summary of Significant Accounting Policies
Revenue Recognition, page 83

4.   Please tell us your revenue recognition policies for each of the products and services under your Arculus Ecosystem and reference for us the authoritative literature your rely upon to support your accounting. In your response, please ensure you address the following:
- Identify for us each product and service you currently provide and expect to provide within the next year.
- Tell us whether you accept or will accept cryptographical assets in payment for your products and/or services, and if so how you account, or will account, for receivables denominated in crypto-assets and the crypto assets actually received.
- Tell us the amount of revenues earned for each product and service in 2021 and each of the first and second quarters of 2022.
- Tell us your consideration for disclosing your revenue recognition policy for these

Timothy Fitzsimmons
CompoSecure, Inc.
September 22, 2022
Page 3

> products and services in your 2021 Form 10-K and/or 2022 Forms 10-Q.
> • Tell us your consideration for disclosing the amounts of revenue recognized for these products and services in your 2021 Form 10-K and 2022 Forms 10-Q under the disaggregation requirements in ASC 606-10-50-5.

Segments, page 86

5. You report in the slides attached as Exhibit 99.2 to your Item 2.02 Forms 8-K for the periods ended December 31, 2021 and June 30, 2022 that your Adjusted EBITDA includes approximately $21 million for the year ended December 31, 2021 and approximately $10 million for the six month period ended June 30, 2022 related to the launch of your Arculus platform. In the August 4, 2022 earnings call for the period ended June 30, 2022, management suggested that the Arculus program would be a separate reportable segment as it becomes a greater part of your business. The amounts you report as the impact of your Arculus business on Adjusted EBITDA appear to exceed 10% of your consolidated Adjusted EBITDA for the respective periods. Please provide for us your analysis supporting why your Arculus business is not an operating and reporting segment at either December 31, 2021 or June 30, 2022 and reference for us the authotitative literature you rely upon to support your position.

8. Equity Structure
Non-Controlling Interest, page 99

6. You disclose that your non-controlling interests are redeemable at your option subject to their terms and conditions. Please provide for us your analysis supporting classification of the non-controlling interests as temporary equity when ASC 480-10-S99-3A.2 includes the concept of redemption not being solely within the control of the issuer. Refer to specific guidance you rely upon in your response.

Form 10-Q for the Quarterly Period Ended June 30, 2022

Notes to Consolidated Financial Statements - Unaudited
13. Earnings Per Share
Change in Accounting Policy for net income per share, page 26

7. Please tell us why the change you disclose in allocating income and calculating earnings per share effective April 1, 2022 is not the correction of an error. Reference for us the authoritative literature you rely upon to support your position. In addition, tell us your consideration for providing the letter from your independent registered public accountant as stipulated in Item 601(b)(18) of Regulation S-K or tell us where you provided this letter.

Timothy Fitzsimmons
CompoSecure, Inc.
September 22, 2022
Page 4

    In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

    You may contact Rolf Sundwall at 202-551-3105 or Mark Brunhofer at 202-551-3638 with any questions.

                                        Sincerely,

                                        Division of Corporation Finance
                                        Office of Finance